UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13D
                                   AMENDMENT NO. 4

                      Under the Securities Exchange Act of 1934



               FIRST UNION REAL ESTATE EQUITY AND MORTGAGE INVESTMENTS
          _________________________________________________________________
                                   (Name of Issuer)


                            Shares of Beneficial Interest
          _________________________________________________________________
                            (Title of Class of Securities


                                     337400-10-5
                             ____________________________
                                    (CUSIP Number)


                                    Brent D. Baird
                                  1350 One M&T Plaza
                   Buffalo, New York  14203 (Phone: (716) 849-1484)
          _________________________________________________________________
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)


                                   October 26, 2001
                               _______________________
                         (Date of Event which Requires Filing
                                  of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this
          Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box __.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.














          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                     SCHEDULE 13D
                                   Amendment No. 4

          CUSIP NO. 337400-10-5

          1.   Name of Reporting Person
               SS or IRS Identification No. of above person (optional)

               Aries Hill Corp.

          2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)___
                                                           (b)_X_

          3.   SEC USE ONLY

          4.   SOURCE OF FUNDS*
               WC

          5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                        ____

          6.   CITIZENSHIP OR PLACE OF ORGANIZATION
               New York

          NUMBER OF SHARES    7.   SOLE VOTING POWER
          BENEFICIALLY OWNED       -0-
          BY EACH REPORTING
          PERSON WITH

                              8.   SHARED VOTING POWER
                              -0-

                         9.   SOLE DISPOSITIVE POWER
                              -0-

                         10.  SHARED DISPOSITIVE POWER
                              -0-

          11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               -0-

          12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                              ____

          13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)














               0.000%

          14.  TYPE OF REPORTING PERSON*
               CO
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

          CUSIP NO. 337400-10-5

          1.   Name of Reporting Person
               SS or IRS Identification No. of above person (optional)

               Bridget B. Baird, as Successor Trustee under an Agreement with Cameron Baird dated 12/23/38

          2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)___
                                                           (b)_X_

          3.   SEC USE ONLY

          4.   SOURCE OF FUNDS*
               PF

          5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                        ____

          6.   CITIZENSHIP OR PLACE OF ORGANIZATION
               U.S.A.

          NUMBER OF SHARES    7.   SOLE VOTING POWER
          BENEFICIALLY OWNED       -0-
          BY EACH REPORTING
          PERSON WITH

                              8.   SHARED VOTING POWER
                              -0-

                         9.   SOLE DISPOSITIVE POWER
                              -0-

                         10.  SHARED DISPOSITIVE POWER
                              -0-

          11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               -0-

          12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                              ____

          13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               0.000%

          14.  TYPE OF REPORTING PERSON*
               IN, OO
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

          CUSIP NO. 337400-10-5

          1.   Name of Reporting Person
               SS or IRS Identification No. of above person (optional)

               The Cameron Baird Foundation

          2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)___
                                                           (b)_X_

          3.   SEC USE ONLY

          4.   SOURCE OF FUNDS*
               PF

          5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                        ____

          6.   CITIZENSHIP OR PLACE OF ORGANIZATION
               New York

          NUMBER OF SHARES    7.   SOLE VOTING POWER
          BENEFICIALLY OWNED       906,456 (includes 442,500 Shares
          BY EACH REPORTING        of Beneficial Interest plus 94,300
          PERSON WITH              Series A Preferred Shares which
                                   are convertible to 463,956 Shares
                                   of Beneficial Interest)

                              8.   SHARED VOTING POWER
                              -0-

                         9.   SOLE DISPOSITIVE POWER
                              906,456 (see line 7)

                         10.  SHARED DISPOSITIVE POWER
                              -0-

          11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 906,456 (see line 7)

          12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                              ____

          13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               2.570% (see Item 5(a), footnote (5))

          14.  TYPE OF REPORTING PERSON*
               OO
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                     SCHEDULE 13D
                                   Amendment No. 4














          INTRODUCTION

               The ownership of shares of beneficial interest ("Shares of Beneficial Interest") of First Union Real Estate Equity and Mortgage Investments (the "Issuer") was previously reported in a
          Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on December 20, 2000, as amended by
          Schedule 13D Amendment No. 1, which was filed with the Securities and Exchange Commission on February 7, 2001, as amended by
          Schedule 13D Amendment No. 2, which was filed with the Securities and Exchange Commission on April 6, 2001, as amended by Schedule 13D Amendment No. 3, which was filed with the Securities and Exchange Commission on October 16, 2001. The cover pages for three of the Reporting Persons are hereby amended to read as shown in this Amendment No. 4. Item 5 is hereby amended to read as shown in this Amendment No. 4. All other items remain unchanged from the previous Schedule 13D, as amended, and are incorporated herein by reference.

               NOTE: THE EXECUTION AND SUBMISSION OF THIS STATEMENT BY THE REPORTING PERSONS SHALL NOT BE CONSTRUED AS A STATEMENT OR ADMISSION THAT THE REPORTING PERSONS (I) ARE ACTING AS A GROUP IN THE ACQUISITION OF THE SHARES, (II) COLLECTIVELY CONSTITUTE A "PERSON" WITHIN THE MEANING OF SECTION 13(D)(3) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "ACT"), OR (III) FOR THE PURPOSES OF SECTION 13(D) OF THE ACT, ARE THE BENEFICIAL OWNERS OF ANY SHARES OTHER THAN THE SHARES IN WHICH EACH PERSON IS SPECIFICALLY IDENTIFIED IN THIS STATEMENT TO HAVE A BENEFICIAL INTEREST.


         ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is hereby amended to read as follows:

         (a) The Reporting Persons hereby report beneficial ownership, in the manner hereinafter described, of 1,693,888 Shares of Beneficial Interest. 580,000 of such Shares of Beneficial Interest are attributable to Shares of Beneficial Interest currently held by the Reporting Persons. 1,113,888 of such Shares of Beneficial Interest are attributable to 226,400 Series A Preferred Shares, which are convertible to 1,113,888 Shares of Beneficial Interest:

                                                          Percentage of
                                             Number Of      Outstanding
          Shares Held in the Name of            Shares         Security

          Aries Hill Corp.                         -0-           0.000%

          Bruce C. Baird (1)                   137,500       0.395% (2)















          Bridget B. Baird,                        -0-           0.000%
          as Successor Trustee (3)

          The Cameron Baird                906,456 (4)       2.570% (5)
          Foundation

          First Carolina Investors,        649,932 (6)       1.833% (7)
          Inc.                                  ______            _____

                                 TOTAL   1,693,888 (8)       4.716% (9)



             (1) 97,500 of such Shares are held by Bruce C. Baird individually, and 40,000 of such Shares are held by Bruce C. Baird's individual retirement account.

             (2) The foregoing percentages assume that the number of Shares of Beneficial Interest outstanding is 34,805,912 Shares (as reported by the Issuer in its second quarter 10-Q as of August 1, 2001).

             (3) Jane D. Baird is the income beneficiary and the issue of Jane D. Baird are the remainder beneficiaries under a trust agreement dated 12/23/38.

             (4) 442,500 Shares of Beneficial Interest are currently held by the Reporting Person. 94,300 Series A Preferred Shares are currently held by the Reporting Person, which are convertible to 463,956 Shares of Beneficial Interest.

             (5) This percentage assumes that the number of Shares of Beneficial Interest outstanding is 35,269,868 (34,805,912 shares of Beneficial Interest currently outstanding plus 463,956 additional Shares of Beneficial Interest outstanding if the Reporting Person were to convert 94,300 Series A Preferred Shares into 463,956 Shares of Beneficial Interest).

             (6) No Shares of Beneficial Interest are currently held by the Reporting Person. 132,100 Series A Preferred Shares are currently held by the Reporting Person, which are convertible to 649,932 Shares of Beneficial Interest.

             (7) This percentage assumes that the number of Shares of Beneficial Interest outstanding is 35,455,844 (34,805,912 Shares of Beneficial Interest currently outstanding plus 649,932 additional Shares of Beneficial Interest outstanding if the Reporting Person were to convert 132,100 Series A Preferred Shares into 649,932 Shares of Beneficial Interest).















             (8) 580,000 Shares of Beneficial Interest are currently held by the Reporting Persons. 226,400 Series A Preferred Shares are currently held by the Reporting Persons, which are convertible to 1,113,888 Shares of Beneficial Interest.

             (9) This percentage assumes that the number of Shares of Beneficial Interest outstanding is 35,919,800 (34,805,912 shares of Beneficial Interest currently outstanding plus 1,113,888 additional Shares of Beneficial Interest outstanding if the Reporting Persons were to convert 226,400 Series A Preferred Shares into 1,113,888 Shares of Beneficial Interest).

          (b) For each person named in paragraph (a), that person has sole voting and sole dispositive power over the Shares enumerated in paragraph (a).

          (c) The following sales of the Shares were effected during the past sixty days:

                                                              Price/Share (in
                                            Number of         Dollars
                                            Shares of         Commissions not
          Sale In The Name                  Beneficial        included)
                 Of           Date          Interest

          Bridget B.        10/19/01           34,800          2.4714
          Baird, as         10/22/01           10,000          2.43
          Successor         10/23/01           10,000          2.4160
          Trustee           10/24/01           50,000          2.43
                            10/25/01           81,500          2.43

          Aries Hill Corp.  10/25/01           50,000          2.45

          Cameron Baird     10/25/01           90,500          2.45
          Foundation        10/26/01          121,800          2.4510



          All transactions were effected through open-market sales.

          (d) Not applicable

          (e) The date on which the Reporting Persons ceased to be the beneficial owners of more than five percent of the Shares was October 26, 2001.

                                      SIGNATURES

                  After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


          DATED this 6th day of November, 2001.


          Aries Hill Corp.


          By: s/Brian D. Baird
                Brian D. Baird, Secretary


          Bridget B. Baird, as Successor Trustee


          By: s/Brian D. Baird
                Brian D. Baird, as Attorney-in-fact


          The Cameron Baird Foundation


          By: s/Brian D. Baird
                Brian D. Baird, Trustee